SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June 2004

STORA ENSO CORPORATION

(Translation of registrant’s name into English)

Kanavaranta 1

P.O.Box 309

00101 Helsinki, Finland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.    Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

News Release	June 10, 2004 at 9.00 GMT

Kanavaranta 1
00160 Helsinki, Finland

P.O. Box 309
FIN-00101 Helsinki, Finland

Tel +358 2046 131
Fax +358 2046 21471

www.storaenso.com

Stora Enso takes action to respond to the competition authority investigations

HELSINKI, Finland – Stora Enso (NYSE:SEO) today announced that following the inspections carried out at its locations in Europe and receipt of the subpoenas in the USA, Stora Enso is taking steps to respond to the investigations. The Group has appointed the law firms of Van Bael & Bellis in Brussels and Sivenius & Suvanto in Helsinki to review the documents given to the European Commission and the Finnish Competition Authority. In the USA, the law firm McDermott, Will & Emery is assisting the Group in preparing the responses to the authorities.

“Stora Enso has had a longstanding competition compliance policy and the organisation has been trained for implementing it. Therefore, Stora Enso is treating these issues seriously,” says CEO Jukka Härmälä.

The investigations in both Europe and the USA are at a preliminary stage and no legal proceedings have been initiated charging the Group or any of its employees with unlawful conduct.

Contact persons at Stora Enso:

Tim Laatsch, Senior Vice President, Communications, Stora Enso North America,

tel. 715 422 4023

Scott Deitz, Vice President, Investor Relations, Stora Enso North America,

tel. 715 422 1521

www.storaenso.com

Stora Enso is an integrated paper, packaging and forest products company producing publication and fine papers, packaging boards and wood products, areas in which the Group is a global market leader. Stora Enso sales totalled EUR 12.2 billion in 2003. The Group has some 44 000 employees in more than 40 countries in five continents and about 15.7 million tonnes of paper and board annual production capacity and 7.4 million m3 of sawn wood products, including 2.8 million m3 of value-added products. Stora Enso’s shares are listed in Helsinki, Stockholm and New York.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STORA ENSO CORPORATION

By:	/S/ ESKO MÄKELÄINEN
Esko Mäkeläinen
Senior Executive Vice President, Accounting and Legal affairs

By:	/S/ JYRKI KURKINEN
Jyrki Kurkinen General Counsel

Date: June 10, 2004